UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   68750P 10 3
                                 (CUSIP Number)

                                October 11, 2002
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68750P 10 3

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas W. Smith
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,233,720
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,399,200
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,233,720
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,399,200
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,632,920
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                       [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP No. 68750P 10 3

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas N. Tryforos
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,399,200
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,399,200
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,399,200
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                       [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a). Name of Issuer:

            Orthodontic Centers of America, Inc.

       (b). Address of Issuer's Principal Executive Offices:

            3850 North Causeway Boulevard
            Suite 1040
            Matairie Louisiana 70002

Item 2 (a). Name of Person Filing:

            (i)   Thomas W. Smith

            (ii)  Thomas N. Tryforos

            The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of
            Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

       (b). Address of Principal Business Office, or if None, Residence:

            The following is the address of the principal business office of each of the filing persons:

            323 Railroad Avenue
            Greenwich, CT 06830

       (c). Citizenship:

            Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.

       (d). Title of Class of Securities:

            Common Stock, par value $.01 per share.

       (e). CUSIP Number:

            68750P 10 3

ITEM 3 .    If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

            If this Statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4.     Ownership

            (a) Thomas W. Smith - 5,632,920 shares; Thomas N. Tryforos - 4,399,200 shares

            (b)   Thomas W. Smith - 11.0%; Thomas N. Tryforos - 8.6%

            (c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,399,200 shares; Thomas W. Smith has sole power to vote and dispose of 1,233,720 shares, and Thomas N. Tryforos has the sole power to vote and dispose of no shares.

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Messrs. Smith and Tryforos in the aggregate beneficially own 4,832,920 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group

            Not applicable.

ITEM 9.     Notice of Dissolution of Group

            Not applicable.

ITEM 10.    Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2002


                                                     /s/ Thomas W. Smith
                                            ------------------------------------
                                                       Thomas W. Smith


                                                   /s/ Thomas N. Tryforos
                                            ------------------------------------
                                                     Thomas N. Tryforos

                             JOINT FILING AGREEMENT

      The undersigned agree that the foregoing Statement on Schedule 13G, dated October 16, 2002, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated: October 16, 2002


                                                     /s/ Thomas W. Smith
                                            ------------------------------------
                                                       Thomas W. Smith


                                                   /s/ Thomas N. Tryforos
                                            ------------------------------------
                                                     Thomas N. Tryforos


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